UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140 53113 Bonn Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Deutsche Telekom AG

Bonn

- Securities identification code 555 750 -

- ISIN no. DE0005557508 -

Invitation

to the Company’s Shareholders’ Meeting

We hereby invite our shareholders to attend the

Company’s Shareholders’ Meeting

held

at the Kölnarena, Willy-Brandt-Platz 1, 50679 Cologne

on Tuesday, May 20, 2003 at 10:00 a.m.

Agenda

1.                                      Presentation of the approved financial statements and the consolidated financial statements as of December 31, 2002 approved by the Supervisory Board, the combined management report for Deutsche Telekom AG and the Group and the Supervisory Board’s report on the 2002 financial year.

These documents are available for inspection on the business premises of Deutsche Telekom AG at the registered office of the Company in Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, and on the Internet at the address http://www.telekom.de . They will also be available for inspection during the Shareholders’ Meeting.

2.                                      Resolution regarding approval of the Board of Management’s actions for the 2002 financial year.

The Board of Management and the Supervisory Board recommend the approval of the Board of Management’s actions for the 2002 financial year.

3.                                      Resolution regarding approval of the Supervisory Board’s actions for the 2002 financial year.

The Board of Management and the Supervisory Board recommend the approval of the Supervisory Board’s actions for the 2002 financial year.

4.                                      Resolution on the appointment of the independent auditor and the Group auditor for the 2003 financial year.

The Supervisory Board recommends that PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, Stuttgart, be jointly appointed as the independent auditor and Group auditor for the 2003 financial year, subject to the proviso that each auditor is able to conduct the audit alone if the other auditor should drop out for a reason for which the Company is not responsible.

5.                                      Elections to the Supervisory Board.

Five members are to be elected to the Supervisory Board.

a) By order of Bonn Local Court of November 22, 2002, Dr. Manfred Overhaus has been appointed a member of the Company’s Supervisory Board with effect from November 28, 2002 in lieu of Prof. Dr. Heribert Zitzelsberger, who resigned from office with effect from November 27, 2002. He is now to be elected as a member of the Supervisory Board by the Shareholders’ Meeting. The Supervisory Board therefore recommends that the State Secretary Dr. Manfred Overhaus, St. Augustin, State Secretary at the Federal Ministry of Finance,

be elected to the Supervisory Board as a shareholder representative for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2007 financial year. He is thus to be elected not just for the remaining part of the original term of office of Prof. Dr. Heribert Zitzelsberger, but for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the fourth financial year following the commencement of the term of office. The financial year in which the term of office commences is not counted.

a) By order of Bonn Local Court of March 7, 2003, Dr. Klaus Zumwinkel has been appointed a member of the Company’s Supervisory Board with effect from March 7, 2003 in lieu of Dr. André Leysen, who resigned from office with effect from February 28, 2003 . He is now to be elected as a member of the Supervisory Board by the Shareholders’ Meeting. The Supervisory Board therefore recommends that Dr. Klaus Zumwinkel, Cologne, Chairman of the Board of Management of Deutsche Post AG,

be elected to the Supervisory Board as a shareholder representative for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2007 financial year. He is thus to be elected not just for the remaining part of the original term of office of Dr. André Leysen, but for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the fourth financial year following the commencement of the term of office. The financial year in which the term of office commences is not counted.

c) The following members of the Supervisory Board will resign from office with effect from the end of the Shareholders’ Meeting on May 20, 2003:

1.                             Mr. Gert Becker,

2.                             Prof. Helmut Sihler and

3.                             Dr. Hans-Dietrich Winkhaus.

The Supervisory Board therefore recommends that

1.  Dr. Hans-Jürgen Schinzler, Ottobrunn, Chairman of the Board of Management of Münchener Rückversicherungs-Gesellschaft,

2.  Dr. Wendelin Wiedeking, Bietigheim-Bissingen, Chairman of the Board of Management of Dr. Ing. h.c. F. Porsche AG and

3.  Dr. Klaus G. Schlede, Carabietta/Switzerland, Chairman of the Supervisory Board of Deutsche Lufthansa AG,

be elected to the Supervisory Board as a shareholder representative for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2007 financial year. The election is thus not just for the remaining part of the original term of office of the persons resigning from the Supervisory Board with effect from the end of the

2003 Shareholders’ Meeting but for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the fourth financial year following the commencement of the term of office. The financial year in which the term of office commences is not counted.

Details in accordance with § 124 (2), sentence 1 AktG (Aktiengesetz - German Stock Corporation Act):

Pursuant to §§ 96 (1), 101 (1) of the AktG in conjunction with § 7 (1) sentence 1, no. 3 of the Co-determination Law of 1976, the Supervisory Board of Deutsche Telekom AG is composed of ten members representing shareholders and ten members representing employees. The Shareholders’ Meeting is not bound by recommendations for the election of the shareholder representatives nominated.

Note regarding information pursuant to § 125 (1), sentence 3 AktG:

Shareholders shall be notified separately if the persons recommended for election are members of other supervisory boards formed by law.

6.                                    Resolution renewing the authorization of the Company to purchase its own shares.

The Board of Management and the Supervisory Board recommend the following resolution:

a)       The resolution adopted concerning item 6 on the agenda of the Shareholders’ Meeting on May 28, 2002, authorizing the Company to purchase its own shares is rescinded with effect from the end of the Shareholders’ Meeting on May 20, 2003, and replaced by the authorization set forth below on the Company’s purchase of its own shares:

The Board of Management is authorized to purchase a total of 419,775,242 shares in the Company by November 19, 2004, which is slightly less than 10 % of the capital stock, subject to the proviso that the shares to be purchased on the basis of this authorization do not account for more than 10% of the Company’s capital stock in conjunction with the other shares of the Company which the Company has already purchased and still possesses. This authorization may be exercised as a whole or in portions. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. The shares may also be purchased by dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties for the account of Deutsche

Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG.

b)            The shares are purchased in compliance with the principle of equal treatment (§ 53 a AktG) through the stock exchange or by means of a public purchase offer sent to all shareholders.

(1)               If the shares are purchased directly through the stock exchange, the equivalent value per share paid by the Company (without ancillary purchasing costs) may not be more than 5% above or below the market price determined by the opening auction on the trading day in Xetra trading of Deutsche Börse AG or a subsequent system taking the place of the Xetra system.

(2)               If the shares are purchased through a public purchase offer to all shareholders, the purchase price offered or the limits of the purchase price margin offered per share (without ancillary purchasing costs) may not be more than 20% above or below the average market price of the share between the 9th and 5th trading day, established on the basis of the arithmetical average of the weighted daily average prices of the share in Xetra trading of Deutsche Börse AG, or a subsequent system taking the place of the Xetra system, on the 9th, 8th, 7th, 6th and 5th trading day before the date of the publication of the offer. The volume of the offer may be limited. If the offer is oversubscribed, acceptance must be by quotas. Provision can be made for preferential acceptance of small quantities of up to 100 shares offered per shareholder.

c)             The Board of Management is authorized to sell shares of Deutsche Telekom AG which are purchased on the basis of the above authorization without prejudice to the principle of equal treatment (§ 53 a AktG) again through the stock exchange.

d)            The Board of Management is authorized, with the consent of the Supervisory Board, to use shares of Deutsche Telekom AG acquired on the basis of the above authorization for the purpose of listing Company shares on foreign stock exchanges where they are not quoted.

e)             The Board of Management is authorized, with the consent of the Supervisory Board, to offer shares of Deutsche Telekom AG acquired on the basis of the above authorization to third parties in the context of mergers or acquisitions of other companies, business units or interests in other companies.

f)               The Board of Management is authorized, with the consent of the Supervisory Board, to redeem Deutsche Telekom AG’s own shares purchased on the basis of the above authorization, without such redemption or its implementation requiring a further resolution of the Shareholders’ Meeting. The redemption shall lead to a capital reduction. With the consent of the Supervisory Board, the Board of Management may determine otherwise, i.e., that the capital stock remains unchanged upon redemption and instead that the proportion of the remaining shares in the capital stock is increased through redemption pursuant to § 8 (3) AktG. In such a case, the Board of Management is authorized to amend the number of shares stated in the Articles of Incorporation.

g)            The Board of Management is authorized to offer the shares of Deutsche Telekom AG, which are purchased on the strength of the authorization above, to shareholders for subscription on the basis of an offer sent to all the shareholders without prejudice to their subscription right and without prejudice to the principle of equal treatment of shareholders (§ 53 a AktG)

h)            The Board of Management is authorized, with the consent of the Supervisory Board, to sell the purchased shares other than through the stock exchange or by offering them to all shareholders, if the shares purchased are sold against cash settlement at a price which is not significantly lower than the market price of Company shares of equal type and class on the date of sale. This authorization is limited to a maximum of 10% of the Company’s capital stock on the date of the resolution adopted by the Shareholders’ Meeting, i.e., to a maximum of EUR 1,074,624,619.52 in total or – if this value is lower – 10 % of the capital stock on the date of sale of the shares; it shall be reduced insofar as new shares have been issued with subscription rights being excluded pursuant to § 186 (3) sentence 4 AktG since this authorization was granted.

i)                The subscription right of the shareholders is excluded if the Board of Management uses shares of Deutsche Telekom AG in compliance with the authorizations above under d), e) and h). Furthermore, the Board of Management may, with the consent of the Supervisory Board,  exclude the subscription right of shareholders for fractional amounts if shares in Deutsche Telekom AG are sold to the Company’s shareholders by offering them for sale according to g).

j)                The above authorizations can be used once or several times, individually or jointly, in whole or related to partial volumes of the shares purchased. The price at which shares of Deutsche Telekom AG are listed on such stock exchanges according to the authorization in d) or at which they are provided to third parties in accordance with the authorization in c), e) and h) may not be more than 5% below the market price established by the opening auction in Xetra trading of Deutsche Börse AG, or a subsequent system taking the place of the Xetra system, on the day of the initial public offering or of the binding agreement with the third party.

7.                                    Resolution on the approval to conclude nine profit and loss transfer agreements.

a)             Deutsche Telekom AG has concluded a profit and loss transfer agreement with each of its following wholly owned subsidiaries:

•                  DeTeFleetServicesGmbH, with its registered office in Bonn, on November 11, 2002,

•                  DT Satelliten Holding GmbH, with its registered office in Bonn, on November 11, 2002,

•                  GSH Global Satelliten Beteiligungs Holding GmbH, with its registered office in Bonn, on November 11, 2002,

•                  NAB Nordamerika Beteiligungs Holding GmbH, with its registered office in Bonn, on November 11, 2002,

•                  DeTeAsia Holding GmbH, with its registered office in Bonn, on November 13, 2002,

•                  DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, with its registered office in Münster, on November 13, 2002.

The agreements correspond to the profit and loss transfer agreements previously concluded by Deutsche Telekom AG and are largely in conformity with their wording.

The main provisions of the profit and loss transfer agreements concluded between the subsidiary concerned and Deutsche Telekom AG are as follows:

•                  The subsidiary concerned is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. The profit is deemed to be the net income for the year which would have arisen with no transfer of profits, reduced by both any loss brought forward from the previous year and by the amount to be appropriated to the statutory reserves and to the reserves under the terms of the Articles of Incorporation. The amount to be appropriated to the statutory reserve is limited to the amount required by law. The amount to be transferred to the reserves in accordance with the Articles of Incorporation is only permitted at a level which is economically justified on a reasonable commercial assessment. Beyond that, commercially reasonable amounts and amounts permissible under commercial law can only be appropriated to retained earnings with the consent of Deutsche Telekom AG.

•                  Deutsche Telekom AG is obliged to compensate any net loss for the year arising for the subsidiary during the term of the agreement which cannot be compensated by reserves set up during the term of the agreement in accordance with § 302 AktG.

•                  The profit and loss transfer agreements enter into force and effect and apply retroactively as per January 1, 2002, upon entry in the commercial register at the domicile of the subsidiary with which Deutsche Telekom AG concluded the profit and loss transfer agreement concerned.

•                  The agreements, each concluded for an indefinite period, may be terminated by giving one month’s notice for the first time with effect from December 31, 2006.

•                  If the agreements are not terminated, they shall be automatically extended for one further year with the same notice period. Furthermore, the parties are able to terminate the agreement for good cause in writing. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up or liquidation of one of the contracting parties.

At the time of the conclusion of the agreements and also at the time of the Shareholders’ Meeting, Deutsche Telekom AG was the sole shareholder of the six subsidiaries. For this reason, Deutsche Telekom AG will not be granting any equalization payments or compensation to external shareholders.

The shareholders’ meetings of the six subsidiaries approved the conclusion of the profit and loss transfer agreement concerned.

The Board of Management and the Supervisory Board thus recommend the following resolution:

(1)               The conclusion of the profit and loss transfer agreement of November 11, 2002 between Deutsche Telekom AG and DeTeFleetServices GmbH,

(2)               the conclusion of the profit and loss transfer agreement of November 11, 2002 between Deutsche Telekom AG and DT Satelliten Holding GmbH,

(3)               the conclusion of the profit and loss transfer agreement of November 11, 2002 between Deutsche Telekom AG and GSH Global Satelliten Beteiligungs Holding GmbH,

(4)               the conclusion of the profit and loss transfer agreement of November 11, 2002 between Deutsche Telekom AG and NAB Nordamerika Beteiligungs Holding GmbH,

(5)               the conclusion of the profit and loss transfer agreement of November 13, 2002 between Deutsche Telekom AG and DeTeAsia Holding GmbH,

(6)          the conclusion of the profit and loss transfer agreement of November 13, 2002 between Deutsche Telekom AG and DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH

is approved.

b)            Deutsche Telekom AG intends to conclude a profit and loss transfer agreement with each of its following wholly owned subsidiaries:

•                  T-Systems Training GmbH, with its registered office in Nürtingen,

•                  TROMBA Telekommunikationsdienste GmbH, with its registered office in Bonn (in the future: DeTeAssekuranz, Deutsche Telekom Assekuranzvermittlungsgesellschaft mbH, with its registered office in Monheim),

•                  MediaBroadcast GmbH, with its registered office in Bonn.

The agreements correspond to the profit and loss transfer agreements previously concluded by Deutsche Telekom AG and are largely in conformity with their wording.

The main provisions in the drafts of the profit and loss transfer agreements between the subsidiary concerned and Deutsche Telekom AG are as follows:

•                  The subsidiary concerned is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. The profit is deemed to be the net income for the year which would have arisen with no transfer of profits, reduced by any loss brought forward from the previous year and by the amount to be appropriated to the statutory reserves and to the reserves under the terms of the Articles of Incorporation. The amount to be appropriated to the statutory reserve is limited to the amount required by law. The amount to be transferred to the reserves in accordance with the Articles of Incorporation is only permitted at a level which is economically justified based on a reasonable commercial assessment. Beyond that, commercially reasonable amounts and amounts permissible under commercial law can only be appropriated to retained earnings with the consent of Deutsche Telekom AG.

•                  Deutsche Telekom AG is obliged to compensate any net loss for the year arising for the subsidiary during the term of the agreement which cannot be compensated by reserves set up during the term of the agreement in accordance with § 302 AktG.

•                  The profit and loss transfer agreements enter into force and effect and apply retroactively as per January 1, 2003, upon entry in the commercial register at the domicile of the subsidiary with which Deutsche Telekom AG concluded the profit and loss transfer agreement concerned.

•                  The agreements concluded for an indefinite period can be terminated for the first time upon expiry of the minimum period required for taxation purposes by observing a one month’s notice period, i.e., for the first time with effect from December 31, 2007, according to the legal situation at present.

•                  If the agreements are not terminated, they shall be automatically extended for one further year with the same notice period. Furthermore, the parties are able to terminate the agreement for good cause in writing. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up or liquidation of one of the contracting parties.

Deutsche Telekom AG is the sole shareholder of the three subsidiaries at the time of the Shareholders’ Meeting and will still be so when the agreements are concluded. For this reason, Deutsche Telekom AG will not be granting any equalization payments or compensation to external shareholders.

The profit and loss transfer agreements will be concluded with each subsidiary concerned subject to the approval of the Shareholders’ Meeting of Deutsche Telekom AG and the shareholders’ meetings of the subsidiaries concerned.

The Board of Management and the Supervisory Board thus recommend the following resolution:

(1)          The conclusion of the profit and loss transfer agreement between Deutsche Telekom AG and T-Systems Training GmbH,

(2)          the conclusion of the profit and loss transfer agreement between Deutsche Telekom AG and TROMBA Telekommunikationsdienste GmbH, with its registered office in Bonn (in the future:  DeTeAssekuranz, Deutsche Telekom Assekuranz-vermittlungsgesellschaft mbH, with its registered office in Monheim), and

(3)          the conclusion of the profit and loss transfer agreement between Deutsche Telekom AG and MediaBroadcast GmbH is approved.

The following documents are available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Company’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, as well as during the Shareholders’ Meeting and may also be viewed on the Internet site of Deutsche Telekom AG at http://www.telekom.de:

•                  The profit and loss transfer agreements,

•                  The annual financial statements and management reports of Deutsche Telekom AG for the last three financial years,

•                  The annual financial statements and management reports of each subsidiary for the last three financial years insofar as the companies concerned had already commenced operations at these times,

•                  Each report jointly prepared by the Board of Management of Deutsche Telekom AG and the Management of the subsidiary concerned.

8.                                    Amendments to the Articles of Incorporation.

In order to amend the Articles of Incorporation of Deutsche Telekom AG in line with the Transparency and Disclosure Act which has meanwhile been enacted, the Board of Management and Supervisory Board recommend the resolutions on the following amendments to the Articles of Incorporation:

a) Amendment of § 4 of the Articles of Incorporation

§ 4 of the Articles of Incorporation is amended as follows:

“Announcements of the Corporation shall be published in the electronic Federal Gazette.”

b) Amendment of § 14 (2) of the Articles of Incorporation

§ 14 (2) of the Articles of Incorporation is amended as follows:

“(2) Convocation shall be published in the electronic Federal Gazette at least one month prior to the date by which shareholders have to register for the shareholders’ meeting (§ 16 (1)); the date of publication and the last date by which shareholders have to register for the shareholders’ meeting shall not be counted.”

c) Amendment § 19 (1) of the Articles of Incorporation

§ 19 (1) of the Articles of Incorporation is amended as follows:

“(1) The Board of Management shall submit to the Supervisory Board the annual financial statements and the management report as well as the consolidated financial statements and the Group management report for the previous year within the first three months of the financial year without delay after the preparation thereof. The Board of Management must submit the proposal for the appropriation of net income to the Supervisory Board at the same time. §§ 298 (3) and 315 (3) German Commercial Code (HGB) remain unaffected.”

Report to the Shareholders’ Meeting

Report regarding item 6 on the agenda: Report on the exclusion of the subscription right in the event of the sale of the Company’s own shares pursuant to §§ 71 (1) no. 8, 186 (4) sentence 2 AktG.

Item 6 on the agenda contains the proposal to authorize the Company to acquire its own shares representing up to 10% of the capital stock until November 19, 2004 pursuant to § 71 (1) No. 8 AktG. The existing authorization granted by the Shareholders’ Meeting on May 28, 2002, is due to expire on November 18, 2003, and should therefore be replaced.

The authorization in item 6 of the agenda serves to give Deutsche Telekom AG the opportunity of purchasing its own shares and reselling these shares either through the stock exchange or by means of an offer sent to all shareholders. In addition, Deutsche Telekom AG should be able to use its own shares reacquired on the basis of the purchase authorization in order to list these shares on foreign stock markets on which the Company’s shares have not yet been listed. Furthermore, the Company should have the option of acquiring its own shares so that it can offer these to third parties in the context of mergers or acquisitions of other companies, business units or interests in other companies. Moreover, Deutsche Telekom AG should be able to sell its own shares, other than through the stock exchange or by offering them to all shareholders for a cash payment, at a price which is not significantly lower than the market price. Deutsche Telekom AG should be able to redeem its own shares without a renewed resolution of the Shareholders’ Meeting.

The subscription right of the shareholders should be excluded if the Board of Management uses the reacquired shares of Deutsche Telekom AG with the approval of the Supervisory Board to list the Company’s shares on foreign stock exchanges on which the shares have not yet been listed. Deutsche Telekom AG is engaged in fierce competition on the international capital markets. For its future business development, it is of crucial importance that the Company be appropriately endowed with equity capital and have the opportunity to obtain equity capital on the market at all times and under appropriate conditions. For this reason, Deutsche Telekom AG is endeavoring to broaden its base of shareholders in other countries as well and to make investment in Company shares an attractive proposition. Deutsche Telekom AG needs to be able to tap into the world’s major capital markets. The price at which the Company’s own reacquired shares are introduced on foreign stock exchanges may not be more than 5% below the market price established by the opening auction in Xetra trading of Deutsche

Börse AG or a subsequent system taking the place of the Xetra system on the date of the binding agreement with the third party.

The subscription right of shareholders should also be excluded if the Board of Management offers the reacquired Deutsche Telekom AG shares to third parties in the context of mergers or acquisitions of companies, business units or interests in other companies with the approval of the Supervisory Board. Deutsche Telekom AG is engaged in global competition. It must always be in a position to act swiftly and flexibly on national and international markets. This includes the opportunity to improve its competitive position through mergers with other companies or the acquisition of companies, business units and interests in companies. The optimal exploitation of an opportunity in the interest of shareholders and the Company involves, in individual cases, carrying out the merger or the acquisition of companies, business units or interests in companies by offering the shares of the acquiring company. It has been seen in practice both on international and national markets that the shares of the acquiring company are often demanded as the consideration for attractive acquisitions. For this reason, Deutsche Telekom AG must be given the opportunity of having its own shares at its disposal so that it can offer these as a consideration in the context of mergers or acquisitions of other companies, business units or interests in other companies.

The proposed authorization is intended to provide Deutsche Telekom AG with the necessary leeway to swiftly and flexibly exploit opportunities for mergers or the acquisition of companies, business units or interests in other companies. But if a subscription right were granted, the acquisition of companies, business units or interests in companies in exchange for Company shares would not be possible and there would be no advantages gained from such a transaction for the Company or for the shareholders.

The price at which the Company’s own reacquired shares are offered to third parties may not be more than 5% below the market price established by the opening auction in Xetra trading of Deutsche Börse AG or a subsequent system taking the place of the Xetra system on the date of the binding agreement with the third party. No specific plans exist to make use of this authorization.

The Board of Management shall examine each case to decide whether to apply this authorization to use the Company’s own shares, to the exclusion of subscription rights, if specific opportunities for mergers or to acquire other companies, business units or interests in companies arise. The Board of Management shall only use the authorization if issuing Deutsche Telekom AG shares to make an acquisition is in the best interests of the Company. The Supervisory Board will only give the required consent to apply this authorization to use the Company’s own shares, excluding prescription rights, if this condition is met.

Furthermore, the Board of Management should be authorized to sell the reacquired shares of Deutsche Telekom AG, excluding the subscription right of the shareholders, with these shares accounting for no more than 10 % of the capital stock, with the consent of the Supervisory Board if the Board of

Management sells the reacquired shares of Deutsche Telekom AG other than through the stock exchange or an offer to all shareholders for a cash payment at a price which is not significantly lower than the market price of Company shares of the same type and class on the date of sale. The price determined during the opening auction in Xetra trading of Deutsche Börse AG, or a subsequent system taking the place of the Xetra system, on the date of the binding agreement with the third party is deemed the authoritative market price within the meaning of this provision. The final price at which Company shares are sold is set just before they are sold. Any reduction in price may not be more than 5 % of the relevant market price.

This option of selling reacquired Company shares to the exclusion of subscription rights for cash payment serves the interests of the Company to attain the best possible offering price when selling its own shares. The option to exclude subscription rights in accordance with § 186 (3) sentence 4 AktG enables the Company to take advantage of opportunities arising from the respective situation at the stock markets and place shares quickly, flexibly and cost-effectively. The amount realized by setting a price close to market levels results in a considerably higher inflow of cash than would be the case if shareholders were able to exercise their subscription rights, and therefore brings about the largest possible addition of capital resources. This leads to the best possible increase of capital resources in the interests of the Company and of all shareholders. Moreover, the elimination of the need to spend time and money processing subscription rights makes it possible for the Company to take advantage of short-term market opportunities to quickly raise shareholders’ equity and also to attract new groups of shareholders in Germany and abroad.

§ 186 (2) sentence 2 AktG as amended by the Transparency and Disclosure Act permits the announcement of the subscription price no later than three days before the expiry of the subscription period. However, in the light of the volatility on the stock markets, this also entails a risk, i.e., a risk of a price change over several days which can lead to safety margins being deducted when fixing the sales price and thus to conditions which are not in line with those of the market. In addition, the Company is unable to respond quickly to favorable market conditions if a subscription right is granted due to the length of the subscription period.

This possibility of selling Company shares on the best possible conditions and without a significant subscription rights markdown is especially important for the Company because it must be able to swiftly and flexibly exploit its market opportunities which change rapidly and arise in new markets.

The proposed authorization is limited to a maximum of up to ten percent of the capital stock of the Company. The capital stock of the Company on the date of the Shareholders’ Meeting on May 20, 2003 is authoritative. Should the capital stock be reduced, for example through the redemption of reacquired Company shares, the amount of capital stock on the date of the sale of the shares is authoritative. Thus any new shares issued from the existing approved capital, with shareholders’ subscription rights excluded in accordance with § 186 (3) Sentence 4 AktG, will count towards this 10%

limit, meaning that the ten percent limit will be observed with respect to all authorizations which include the option to exclude shareholders’ subscription rights in accordance with § 186 (3) Sentence 4 AktG. Due to the fact that the authorization is limited to this level and the sales price for the Company’s shares to be granted has to be oriented to the market price, shareholders’ financial interests and voting rights are suitably safeguarded when Company shares are sold to third parties and shareholders’ subscription rights excluded on the basis of the provision in § 71 (1) no. 8 in conjunction with § 186 (3) sentence 4 AktG.

Finally, the Board of Management should be entitled to exclude shareholder subscription rights for fractional amounts with the consent of the Supervisory Board when offering the Company shares for sale to the shareholders of the Company. The exclusion of the subscription right for fractional amounts is required to enable the practical implementation of an offer to sell acquired Company shares to the shareholders. The Company shares excluded from the shareholders’ subscription right as free fractional shares are realized by selling them on the stock exchange or elsewhere at the best price available for the Company.

Considering all the above-mentioned facts and circumstances, the Board of Management and the Supervisory Board regard the exclusion of the subscription right in the cases specified as justified and reasonable for the shareholders for the reasons given.

Participation in the Shareholders’ Meeting

Those shareholders who are registered in the Company’s shareholders’ ledger as shareholders and have registered so that the Company receives their registration no later than by Saturday, May 17, 2003 are entitled to participate in the Shareholders’ Meeting and to exercise their voting right at the Shareholders’ Meeting according to § 16 of the Articles of Incorporation.

Shareholders who are entered in the shareholders’ ledger can register for the Shareholders’ Meeting by applying directly in writing to Deutsche Telekom AG at the Company’s registered office or to the following address:

Hauptversammlung

Deutsche Telekom AG

D-60214 Frankfurt am Main,

by fax to the following number

+49 (0) 228 – 181 788 79

or electronically to the Internet address

http://www.telekom.de/agm-instructions

Shareholders who are entered in the shareholders’ ledger and intend to exercise their voting right at the Shareholders’ Meeting can request that an admission ticket be sent to them when they register at one of the above addresses. Furthermore, you can have your voting right exercised at the Shareholders’ Meeting by a party authorized to do so, for example, by a bank, a shareholders’ association or the proxies provided by the Company. In such a case the authorized parties must register for the Shareholders’ Meeting in due time or have themselves registered by the shareholder. If neither a bank nor a shareholders’ association is to be granted authorization, the proxy must be provided in writing, by fax (+ 49 (0) 228 – 181 788 79) or via the above Internet address.

We will inform our shareholders by regular mail of the details for voting by proxy and issuing instructions and provide forms for this purpose when the invitations are sent out.

Counter-motions on Board of Management and Supervisory Board proposals concerning a specific item on the agenda and nominations for the election of the independent auditor or for the election to the Supervisory Board can be sent to the following address:

Deutsche Telekom AG

Zentralbereich Investor Relations

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

Fax: +49 (0)228 – 181 882 59

E-mail:  counter-motions.bonn@telekom.de

Motions and election proposals sent to any other address shall be disregarded. By

May 6, 2003, 24:00 hours

at the latest, we shall announce the motions and election proposals to be made accessible which have been received from shareholders, stating the name of the shareholder, the reasons and any comments given by the management, at the following Internet address:

http://www.telekom.de.

Owners of American Depositary Shares (ADS), who intend to take part in the Shareholders’ Meeting can register via: Citibank N.A., New York, N.Y., USA. Shareholders who hold their shares in Japan through Japan Securities Clearing Corporation and who wish to exercise their right to vote should get in touch with Sumitomo Trust & Banking Co. Ltd., Tokyo, Japan.

On request, every shareholder will be sent a copy of the documents, which will also be available for inspection at the Shareholders’ Meeting, without delay and free of charge. These documents can also be retrieved from the Internet at http://www.telekom.de.

According to the resolution adopted by the Board of Management and the Supervisory Board, the Shareholders’ Meeting will be transmitted at full length in sound and picture on the Internet at http://www.telekom.de/hv_live pursuant to § 15 (2) of the Articles of Incorporation.

Bonn, April 2003

Deutsche Telekom AG

The Board of Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: May 15, 2003